April 3, 2025

Stephen Pang
Chief Financial Officer
AirJoule Technologies Corp.
34361 Innovation Drive
Ronan, MT 59864

       Re: AirJoule Technologies Corp.
           Registration Statement on Form S-1
           Filed March 27, 2025
           File No. 333-286145
Dear Stephen Pang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   John M. Greer